SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2009
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated June 29, 2009.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 26, 2008 (File No. 333-153698).

Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company Canadian Superior Energy Inc. (“Canadian Superior”) Suite 3200, 500 - 4th Avenue S.W. Calgary, Alberta T2P 2V6

2.	Date of Material Change June 18, 2009

3.	News Release A news release relating to the material change described herein was issued and disseminated through the facilities of Marketwire on June 19, 2009.

4.
Summary of Material Change

Canadian Superior and Challenger Energy Corp. (“Challenger”) have entered into an arrangement agreement (the “Arrangement Agreement”) dated as of the 18th day of June, 2009 with respect to a proposed plan of arrangement (the “Transaction”) whereby Canadian Superior will acquire all of the issued and outstanding common shares (“Challenger Shares”) of Challenger.

5.	Full Description of Material Change

5.1
Full Description of Material Change

Canadian Superior and Challenger have entered into the Arrangement Agreement pursuant to which Canadian Superior will acquire all of the issued and outstanding Challenger Shares.

Pursuant to the Transaction, holders (“Challenger Shareholders”) of Challenger Shares will receive 0.51 of a Canadian Superior Share for each Challenger Share held.  The Transaction will be carried out pursuant to a plan of arrangement under the Canada Business Corporations Act.

An information circular detailing the Transaction is anticipated to be mailed to Challenger securityholders in July 2009 for a meeting (the “Challenger Meeting”) to take place on August 7, 2009.

The Transaction will require the approval of:  (i) at least two-thirds of the votes cast by the Challenger Shareholders at the Challenger Meeting; (ii) if required, a majority of the votes cast by the Challenger Shareholders, after excluding the votes by those persons whose votes must be excluded pursuant to Multilateral Instrument 61-101; and (iii) any other vote required by applicable law.  Implementation of the Transaction will also require the satisfaction of several conditions contemplated in the

Arrangement Agreement, including the approval of the Court of Queen’s Bench of Alberta and the receipt of necessary regulatory approvals.

Support Agreements

Certain of the directors and officers of Challenger, who own 1,041,333 Challenger Shares, have agreed to vote their Challenger Shares in favour of the Transaction.

Board Approvals

The boards of directors of Canadian Superior and Challenger have unanimously endorsed the Transaction.

Non-Solicitation Provisions and Liquidated Damages

The Arrangement Agreement contains customary provisions prohibiting Challenger from soliciting any other acquisition proposal or entering into any agreements relating to an alternative acquisition transaction, subject to certain exceptions which include allowing the board of directors of Challenger to accept and recommend a superior proposal if it is required to do so in accordance with its fiduciary duties.  Under the Arrangement Agreement, Canadian Superior has the right to match any such superior proposal.

The Arrangement Agreement provides for liquidated damages in the amount of $3,000,000 to be payable by Challenger to Canadian Superior and by Canadian Superior  to Challenger  in certain circumstances if the Transaction is not completed.

The foregoing is a summary only of certain provision of the Arrangement Agreement.  A copy of the Arrangement Agreement will be filed on Canadian Superior’s SEDAR profile on www.sedar.com.

	5.2	Disclosure for Restructuring Transactions Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not applicable.

7.	Omitted Information Not applicable.

8.
Executive Officer

The name and business telephone number of an executive officer of Canadian Superior who is knowledgeable about the material change and this report is:

Leif Snethun
Chief Operating Officer
Telephone (403) 294-1411.

9.	Date of Report June 29, 2009.

For Immediate Release	June 19, 2009

JOINT NEWS RELEASE

CANADIAN SUPERIOR AND CHALLENGER ANNOUNCE BUSINESS COMBINATION

Calgary, Alberta, June 19, 2009 – Canadian Superior Energy Inc. (“Canadian Superior”) (TSX: SNG) (NYSE Amex LLC:SNG) and Challenger Energy Corp. (“Challenger”) (TSX: CHQ) announced today that the companies have entered into an arrangement agreement (the “Arrangement Agreement”) providing for the acquisition by Canadian Superior of Challenger.  Canadian Superior will acquire all of the outstanding common shares of Challenger (the “Challenger Shares”) in exchange for the issuance of 0.51 of a common share of Canadian Superior (“Canadian Superior Shares”) for each outstanding Challenger Share.

Based on the 20 day volume weighted average trading price of the Canadian Superior Shares, the exchange ratio equals a price of C$.4345 per Challenger Share and represents a 36% premium to Challenger’s closing trading price on June 18, 2009 and a 15% premium to the 20 day volume weighted average trading price of the Challenger Shares.  The total transaction value, including the assumption of approximately C$54.4 million in Challenger’s net debt, is approximately C$77.8 million.

Characteristics of the Pro Forma Company

o	Current Western Canadian production of approximately 3,050 boepd (85% natural gas); with an additional 300 boepd behind pipe and over 146,000 net undeveloped in Alberta and BC;

o
A diversified suite of oil and natural gas exploration and development assets located in Canada, Trinidad and Tobago, and North Africa and a liquefied natural gas (“LNG”) project located on the east coast of the United States;

o	A market capitalization in excess of C$160.6 million (based on the current trading price of the Canadian Superior Shares);

o	Approximately 195.8 million shares outstanding.

Canadian Superior has previously announced that, as part of its restructuring pursuant to the Companies’ Creditors Arrangement Act (“CCAA”), it has reached an agreement with Centrica plc. (“Centrica”), under which Centrica will acquire from Canadian Superior a 45 per cent interest in Block 5(c), located offshore Trinidad, for US$142.5 million in cash.  The Centrica agreement is subject to the satisfaction of certain conditions including pre-emption rights from existing field partners and to the approval by the Court of Queen’s Bench of Alberta, and by the Ministry of Energy and Energy Industries of  the Government of Trinidad and Tobago.

It is Canadian Superior’s objective to exit CCAA with the following assets in place; a twenty five per cent interest in Block 5(c) and its MG exploration block, both in Trinidad, all of its Western Canadian producing properties, its interest in the 7th of November block offshore Libya and Tunisia, its Liberty Natural Gas LNG project in New Jersey, and its offshore Nova Scotia exploration acreage.  In addition the Company will reconstitute its Board of Directors, make additions to senior management, and also intends to have in place a new undrawn credit facility, with sufficient funding to execute its anticipated 18-month capital program.

Transaction Terms and Conditions.

The transaction is to be effected by way of an arrangement (the “Arrangement”) under the Canada Business Corporations Act.  Completion of the Arrangement, which is anticipated to occur in late August, is subject to, among other things, the requisite approval of the holders of Challenger Shares (Challenger Shareholders), the approval of the Court of Queen’s Bench of Alberta, the receipt of all necessary regulatory and stock exchange approvals, and certain closing conditions that are customary for a transaction of this nature.

The Board of Directors of Challenger has unanimously determined that the proposed Arrangement is in the best interests of, and fair to, Challenger and its stakeholders, and unanimously recommends that Challenger Shareholders vote in favour of the Arrangement at the upcoming meeting.  Each of the directors and officers of Challenger, who collectively hold approximately 2% of the outstanding Challenger Shares, have agreed to enter into support agreements pursuant to which each has agreed to vote in favour of the Arrangement.

The Arrangement Agreement prohibits Challenger from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for Canadian Superior to match competing, unsolicited proposals and provides for a mutual C$3 million termination fee payable in certain circumstances.

Complete details of the terms of the Arrangement are set out in the Arrangement Agreement, which will be filed by each of Canadian Superior and Challenger on SEDAR and will be available at www.sedar.com.

Financial Advisors

Jennings Capital Inc. (“Jennings”) is acting as financial advisor to the Independent Committee of the Board of Directors of Canadian Superior (the “Independent Committee”) with respect to the Arrangement and has advised the Independent Committee and the Board of Directors of Canadian Superior that it is of the opinion that the consideration to be offered by Canadian Superior pursuant to the proposed Arrangement is fair, from a financial point of view, to Canadian Superior and its shareholders.

Peters & Co. Limited (“Peters & Co.”) is acting as financial advisor to Challenger in connection with its review of strategic alternatives and the Arrangement and has advised the Board of Directors of Challenger that it is of the opinion, as of the date hereof, that the consideration to be received by the Challenger Shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to the Challenger Shareholders.

About Canadian Superior and Challenger

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas with operations and/or projects located in Canada, Trinidad and Tobago and North Africa.  Canadian Superior is also developing a liquefied natural gas (“LNG”) project on the East Coast of the United States.  See www.cansup.com for further information on Canadian Superior.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which has invested approximately US$80.1 million in exploration expenditures in Block 5(c) offshore Trinidad and Tobago. See www.challenger-energy.com for further information on Challenger.

Forward-Looking Statements

In the interest of providing Canadian Superior’s shareholders, Challenger’s Shareholders and potential investors with information regarding Canadian Superior and Challenger, including managements’ assessment of the future plans and operations of Canadian Superior and Challenger, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.  In particular, this document contains, without limitation, forward-looking statements pertaining to the following: expectations of management regarding the proposed acquisition of Challenger, including the timing of completion of the acquisition, operating and financial metrics of the acquisition, potential synergies resulting from the acquisition and the effect of the acquisition on Canadian Superior’s operations.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future capital expenditure levels; future oil, natural gas, and natural gas liquid, prices and differentials between light, medium and heavy oil prices; future oil, natural gas, and natural gas liquid, production levels; future exchange rates and interest rates; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil, natural gas, and natural gas liquids successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; our ability to attract new senior management and board members, and our ability to add production and reserves through our development and exploitation activities. Although Canadian Superior and Challenger believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Canadian Superior’s or Challenger’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, the following: that the Arrangement may not close when planned or at all or on the terms and conditions set forth herein; the failure of Canadian Superior and Challenger to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Arrangement; volatility in market prices for oil, natural gas, and natural gas liquids; incorrect assessment of the value of the acquisition; failure to realize the anticipated benefits and synergies of the acquisition; general economic conditions in Canada, the U.S. and globally; and the other factors described under “Risk Factors” in Canadian Superior’s and Challenger’s most recently filed Annual Information Form available in Canada at www.sedar.com, as well as in Canadian Superior’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document.  Except as expressly required by applicable securities laws, Canadian Superior and Challenger do not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

Barrels of Oil Equivalent

Barrels of oil equivalent (boe) is calculated using the conversion factor of 6 Mcf (thousand cubic feet) of natural gas being equivalent to one barrel of oil.  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf:1 bbl (barrel) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Canadian Superior Energy Inc. 3200, 500-4th Avenue SW Calgary, Alberta T2P 2V6	Challenger Energy Corp. 200, 744-4th Avenue SW Calgary, Alberta T2P 3T4

Investor Relations Phone: (403) 294-1411 Fax: (403) 216-2374 www.cansup.com	Manjeet Dhillon, Chief Financial Officer Phone: (403) 503-8813 mdhillon@challenger-energy.com www.challenger-energy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	July 2, 2009	By:	/s/	Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer